January 30, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

Attn: Victor Cecco and Michael Volley

Re: Macro Bank Inc.

Form 20-F for Fiscal Year Ended December 31, 2024

File No. 001-32827

Dear Mr. Cecco and Mr. Volley:

Banco Macro S.A. (Macro Bank Inc.) (the “Bank” or “we”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 15, 2026, providing the Staff’s comments with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Form 20-F”).

Set forth below are the Bank’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Bank’s response to the comments. Capitalized terms used but not defined within this letter have the meanings ascribed to them in the 2024 Form 20-F.

1.	Analysis of the allowance for loan losses and other financing, page 134
We acknowledge your response to prior comment one. Please revise future filings to provide qualitative information, including a narrative explanation, to explain the reasons for the changes in the expected credit loss (“ECL”) allowance during each period presented. Refer to IFRS 7.35H, .35I and .B8D for guidance.

Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise future filings to provide qualitative information, including a narrative explanation, to explain the reasons for the changes in the expected credit loss (“ECL”) allowance during each period presented, as requested.

2.	Credit loss expense on financial assets, page 162
•	Please tell us and revise future filings, as needed, to define "Charged-off Loans" and "Amounts Written Off" clearly identifying the differences between each term as used in your prior reconciliation.

Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise future filings to clearly identify the differences between the definitions of “Charged-off Loans” and “Amounts Written Off”, if applicable.

Charged-off Loans: this term refers, in the explanations sent in our previous letter, to the increase in the credit loss expense recognized in the income statement for the period that does not impact the Expected Credit Loss (ECL) allowance, but instead directly reduces the loans and other financing balance. These charges arise from specific customer circumstances.

Amounts Written Off: this term refers to the amounts of loans and other financing that are settled in part or in full against the ECL allowance. Write-offs occur after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or a portion thereof. The amounts written off are managed by the Bank through off balance sheet accounts.

•	Please provide us a reconciliation showing how the credit loss expense recognized for 2024 and 2023 is presented in the ECL rollforward line-items on page 134. Please separately identify amounts related to each various cause (e.g., "Charged-off Loans" and IAS 29 restatement).

Credit loss expense on financial assets for the year ended on December 31, 2024	108,107,103
Credit loss (gain) related to debt securities	(1,286,461)
Credit loss expense related to loans and other financing	109,393,564

Response: We respectfully acknowledge the Staff’s comment and advise that the table below presents a reconciliation of the credit loss expense recognized for 2024 and 2023 to the line items in the ECL rollforward, with separate identification of amounts related to each cause (including the breakdown of “Charged-off Loans” and the IAS 29 restatement figures). The figures are presented in thousands of Pesos, in constant currency as of December 31, 2024.

ECL as of January 1, 2024	116,827,575
Movements of ECL that impact in credit loss expense
Credit loss expense related to Assets originated or purchased (a)	84,313,999
Credit loss expense related to Assets derecognized or repaid (b)	(23,551,869)
Credit loss expense related to Assets held during the fiscal year (c)	24,144,373
Subtotal I Credit loss expense	84,906,503

Other movements of ECL that do not impact in credit loss expense
Other Movements	(6,144,212)
Amounts Written Off	(5,542,952)
Monetary Effects for balances	(66,692,317)
ECL as of December 31, 2024	123,354,597

Other charges to Credit loss expense
IAS 29 restatement for results	24,007,683
Charged off Loans	479,378
Subtotal II Credit loss expense	24,487,061

Total Credit loss expense (Subtotal I + Subtotal II)	109,393,564

Credit loss expense on financial assets for the year ended on December 31, 2023	100,103,207
Credit loss expense related to debt securities	36,880
Credit loss expense related to loans and other financing	100,066,327

ECL as of January 1, 2023	74,611,567
Movements of ECL that impact in credit loss expense
Credit loss expense related to Assets originated or purchased (a)	18,802,778
Credit loss expense related to Assets derecognized or repaid (b)	(14,150,939)
Credit loss expense related to Assets held during the fiscal year (c)	68,683,521
Subtotal I Credit loss expense	73,335,360

Other movements of ECL that do not impact in credit loss expense
Other Movements	7,426,571
Amounts Written Off	(8,385,815)
ECL derived from acquired subsidiaries during the year	61,838,790
Monetary Effects for balances	(91,998,898)
ECL as of December 31, 2023	116,827,575

Other charges to Credit loss expense
IAS 29 restatement for results	26,429,553
Charged off Loans	301,414
Subtotal II Credit loss expense	26,730,967

Total Credit loss expense (Subtotal I + Subtotal II)	100,066,327

(a)	It includes the movements in the ECL allowance for assets purchased or originated during the period, which are recognized within the credit loss expense. In 2023, in the ECL rollforward included on page 134, this line included 61,838,790 derived from acquired subsidiaries.

(b)	It includes the movements in the ECL allowance for assets derecognized or repaid during the period.

(c)	It includes changes (increases and decreases) to the ECL allowance related to loans and other financing transactions that remained outstanding from the opening of the fiscal period to the end of such period.

As of December 31, 2024, the “Other movements”, which amounted to 6,144,212 corresponds to loan portfolio sales and foreign exchange effects. These items impact the ECL allowance balance without affecting the credit loss expense.

As of December 31, 2023, the “Other movements”, which amounted to (7,426,571) corresponds to balances derived from acquired subsidiaries during the year, loan portfolio sales and foreign exchange effects. These items impact the ECL allowance balance without affecting the credit loss expense.

The “Monetary Effects for balances” line item in the ECL rollforward presented above includes the impact of changes in the general price level on the ECL allowance balance, measured from the revaluation date to the closing date of each reporting period. This adjustment is calculated by applying a general price index to ensure that the comparative financial statements are presented in terms of the measuring unit current at the end of each reporting period, in accordance with IAS 29

•	Please consider revising your ECL rollfoward, supporting disclosure or other disclosure in future filings to more clearly show the relationship between the credit loss recognized in the income statement and the line-items included in the ECL rollforward.

Response: We respectfully acknowledge the Staff’s comment and confirm that we will revise future filings to more clearly show the relationship between the credit loss expense and the ECL rollforward line items, as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +54 11 5222 6730 or jorgescarinci@macro.com.ar, or Emilio Minvielle at +1 212 903 9407 or emilio.minvielle@linklaters.com of Linklaters LLP.

Sincerely,

/s/ Jorge F. Scarinci
By: Jorge F. Scarinci

Title: Chief Financial Officer
Banco Macro S.A.

cc:	Paola Gayoso

Banco Macro S.A.

Matthew Poulter, Esq.

Linklaters LLP

Emilio Minvielle, Esq.

Linklaters LLP